UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q3 Trading Update dated 19 October 2023

19 October 2023

RENTOKIL INITIAL PLC - THIRD QUARTER TRADING UPDATE

Continued good progress on Group strategy and the integration of Terminix;
Softer consumer demand environment in North America, with broad-based strength elsewhere

	AER1			CER
	Q3 2023 £m	Q3 2022 £m	Change	Q3 2023 £m	Q3 2022 £m	Change
Revenue	1,382	901	53.3%	1,404	878	59.9%

Unless otherwise stated, financials relate to Q3 2023 and are stated at constant exchange rates.

The Group delivered a good overall performance in the third quarter. Revenue growth of 59.9% reflected the benefit of M&A including Terminix and Organic Revenue2 growth of 4.3%. We continued to successfully execute on our pricing strategy to recover input cost inflation.

Regional Overview

In North America, Organic Revenue increased by 2.2%. Pest Control recorded organic growth of 2.3% with the US products wholesale distribution business down 2.5% in the quarter, reflecting lower demand for chemical products for use in pest control and in turf and ornamental end markets. North America Pest Control services for commercial, residential and termite customers delivered organic growth of 2.7%. While customer retention rates remained resilient, new residential customer acquisition was challenged by the macroeconomic backdrop and a softer consumer demand environment. This was reflected in the continuation of late Q2 trends in pest control digital search volumes experienced that reduced lead flow. In the third quarter, our Employer of Choice programme has delivered further improvement in North America colleague retention, led by technician roles.

In other regions, which combine both growth and emerging markets, the Group has driven a sustained strong performance, benefiting from its excellent customer relationships, service quality and attractive structural growth drivers, leading to Organic Revenue growth of:

●	9.5% in Europe (inc. Latin America), the Group's second largest region;
●	8.9% in Asia & MENAT;
●	7.6% in Pacific; and
●	5.2% in the UK and Sub-Saharan Africa, which despite persistent macro headwinds strengthened on its H1 performance

Business Category Overview

At the business category level, Pest Control delivered a 3.8% increase in Organic Revenue (Revenue +81.2%), with relative softness in North America offset by broad-based strength elsewhere. Our Hygiene & Wellbeing business, supported by continued good demand for washroom services, sustained its momentum in the third quarter, with Organic Revenue up 5.7% (Revenue +7.0%). France Workwear also enjoyed another strong period with Organic Revenue up by 12.2% (Revenue +12.2%).

Terminix Integration and M&A

Delivery of the Terminix integration plan has progressed well in the third quarter and the cost synergy programme is on track to meet full year guidance of $60m of pre-tax net P&L synergies. In the period we completed several important initiatives, including moving all of our 22,000 US colleagues onto the same Human Capital Management and payroll system. We remain confident in the significant benefits of the combination with Terminix and are on course with our integration plans.

The Group has completed 31 bolt-on acquisitions in the nine months to the end of September with annualised revenues of c.£86m. In the third quarter we completed 7 deals - 6 in Pest Control and 1 in Hygiene & Wellbeing, with annualised revenues of c.£7m. This includes highly targeted acquisitions to support expansion in growth 'Cities of the Future', including those in Indonesia, China and Brazil. We continue to execute on a substantial pipeline of additional, high-quality opportunities.

Outlook

The Terminix integration programme continues apace and we remain firmly on course to deliver our full year pre-tax net cost synergy guidance of $60m year over year. In North America, we remain mindful of the macroeconomic backdrop. Near-term market uncertainty means that the region's full year performance is anticipated to be marginally below our previous expectations. Reflecting the impact on revenue, we now anticipate regional Adjusted Operating Margin to be in the range of 18.5%-19.0%.

Overall, we expect to achieve good growth in the Group in the remainder of 2023. We continue to believe that the benefit of our diversified portfolio and strong H1 performance will enable us to deliver Group results broadly in line with current expectations. Our sustained focus on managing inflationary pressures means we remain on track to meet our full year guidance to grow Group Adjusted Operating Margin to c.16.5%. This includes a H2 margin performance in Hygiene & Wellbeing in excess of 19.0%, as set out at the Interim announcement.

The Group remains strongly cash generative, supporting its effective reduction in debt. We reiterate previous guidance to achieve c.3x net debt to EBITDA by the end of the year.

Commenting on today's trading update, Andy Ransom, Chief Executive, said:

"The Group delivered a good overall performance in the third quarter. We have a proven, effective strategy to deliver organic growth, focused on strong customer relationships and service quality. In addition, the portfolio effect of our global business operating in multiple markets enables us to weather regional headwinds. The strong fundamentals of our operations are further enhanced by our value-creating M&A programme, led by the integration of Terminix. We are making good progress on the transformation journey and remain confident about the significant value-enhancing benefits."

Enquiries
Investors / Analysts:	Peter Russell, Rentokil Initial plc	+44 7795 166506
Media:	Malcolm Padley, Rentokil Initial plc	+44 7788 978199

Notes

1AER - actual exchange rates; CER - constant 2022 exchange rates.
2 Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year and, unless stated otherwise, excludes COVID disinfection. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth is calculated as the growth in Revenue compared to the comparative period. This differing treatment for Terminix will expire at the end of 2023 when we will have full year Terminix comparatives. Organic growth has no equivalent GAAP measure and is presented to help understand the element of revenue growth that does not relate to acquisition activity.
This statement presents certain further non-GAAP measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and profit measures presented at actual exchange rates ("AER" - GAAP) and constant full year 2022 exchange rates ("CER" - Non-GAAP). Non-GAAP measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Cash Flow (previously named Operating Cash Flow), and Diluted Adjusted Earnings Per Share. Adjusted Operating Profit and Adjusted Profit Before Tax exclude certain items that could distort the underlying trading performance. These measures may not be calculated in the same way as similarly named measures reported by other companies. Management believes that these measures provide valuable additional information for users of Rentokil Initial's Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions) and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated.

Summary of financial performance (at CER)

Regional Performance

	Revenue			Organic Revenue growth excluding disinfection	Organic Revenue growth including disinfection
	Q3 2023 £m	Q3 2022 £m	Change %	Q3 2023%	Q3 2023%

North America	870	402	116.5%	2.2%	2.2%
Pest Control	847	379	123.5%	2.3%	2.3%
Hygiene & Wellbeing	23	23	(0.7%)	(0.1%)	(0.7%)

Europe (inc LATAM)	274	241	13.9%	9.5%	8.8%
Pest Control	135	113	19.9%	9.2%	9.2%
Hygiene & Wellbeing	84	79	6.4%	8.2%	6.0%
France Workwear	55	49	12.2%	12.2%	12.2%

UK & Sub Saharan Africa	100	91	10.1%	5.2%	5.2%
Pest Control	50	47	6.5%	6.1%	6.1%
Hygiene & Wellbeing	50	44	13.8%	4.2%	4.2%

Asia & MENAT	91	82	10.2%	8.9%	6.9%
Pest Control	68	60	12.9%	10.4%	10.4%
Hygiene & Wellbeing	23	22	2.8%	4.5%	(2.5%)

Pacific	66	57	14.6%	7.6%	7.6%
Pest Control	33	26	23.1%	8.6%	8.6%
Hygiene & Wellbeing	33	31	7.2%	6.8%	6.8%

Central	3	5	(44.4%)	(44.4%)	(44.4%)
Total at CER	1,404	878	59.9%	4.3%	4.0%
Total at AER	1,382	901	53.3%

Category Performance

	Revenue			Organic Revenue growth excluding disinfection	Organic Revenue growth including disinfection
	Q3 2023 £m	Q3 2022 £m	Change %	Q3 2023%	Q3 2023%

Pest Control	1,133	625	81.2%	3.8%	3.8%
Hygiene & Wellbeing	213	199	7.0%	5.7%	4.0%
France Workwear	55	49	12.2%	12.2%	12.2%
Central	3	5	(44.4%)	(44.4%)	(44.4%)
Total at CER	1,404	878	59.9%	4.3%	4.0%
Total at AER	1,382	901	53.3%

Summary of financial performance (at AER)

Regional Performance
	Revenue
	Q3 2023 £m	Q3 2022 £m	Change %

North America	861	418	105.6%
Pest Control	839	394	112.4%
Hygiene & Wellbeing	22	24	(6.4%)

Europe (inc LATAM)	273	243	12.3%
Pest Control	133	114	16.9%
Hygiene & Wellbeing	84	79	5.6%
France Workwear	56	50	12.6%

UK & Sub Saharan Africa	99	91	8.3%
Pest Control	49	47	4.7%
Hygiene & Wellbeing	50	44	12.1%

Asia & MENAT	85	86	(0.2%)
Pest Control	63	63	1.2%
Hygiene & Wellbeing	22	23	(4.0%)

Pacific	61	58	5.1%
Pest Control	30	27	12.9%
Hygiene & Wellbeing	31	31	(1.7%)

Central	3	5	(44.4%)
Total at CER	1,382	901	53.3%

Category Performance
	Revenue
	Q3 2023 £m	Q3 2022 £m	Change %

Pest Control	1,114	645	72.8%
Hygiene & Wellbeing	209	201	3.4%
France Workwear	56	50	12.6%
Central	3	5	(44.4%)
Total at CER	1,382	901	53.3%

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group's business; the Group's ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group's business; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; cybersecurity breaches, attacks and other similar incidents; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Nothing in this announcement should be construed as a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary